UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Repros Therapeutics Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

76028H100

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒   Rule 13d-1(c)
☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76028H100	13G	Page 2 of 6

Schedule 13G

Item 1(a).	Name of Issuer:

Repros Therapeutics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2408 Timberloch Place, Suite B-7, The Woodlands, Texas 77380

Item 2(a).	Names of Persons Filing:

Growth Equity Opportunities Fund, LLC (“GEO”); New Enterprise Associates 12, Limited Partnership (“NEA 12”), which is the sole member of GEO; NEA Partners 12, Limited Partnership (“NEA Partners 12”), which is the sole general partner of NEA 12; NEA 12 GP, LLC (“NEA 12 GP”), which is the sole general partner of NEA Partners 12; and M. James Barrett (“Barrett”), Peter J. Barris (“Barris”), Forest Baskett (“Baskett”), Ryan D. Drant (“Drant”), Patrick J. Kerins (“Kerins”), Krishna S. Kolluri (“Kolluri”), C. Richard Kramlich (“Kramlich”), Charles M. Linehan (“Linehan”), Charles W. Newhall III (“Newhall”), Mark W. Perry (“Perry”), Scott D. Sandell (“Sandell”) and Eugene A. Trainor III (“Trainor”) (collectively, the “Managers”).  The Managers are the individual managers of NEA 12 GP.  GEO, NEA 12, NEA Partners 12, NEA 12 GP and the Managers are sometimes referred to collectively herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of GEO, NEA 12, NEA Partners 12, NEA 12 GP, Newhall and Trainor is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Baskett, Kolluri, Kramlich, Linehan, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barrett, Barris, Drant and Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship:

Each of GEO and NEA 12 GP is a limited liability company organized under the laws of the State of Delaware.  Each of NEA 12 and NEA Partners 12 is a limited partnership organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

76028H100

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding Common Stock.

CUSIP No. 76028H100	13G	Page 3 of 6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       February 5, 2010

GROWTH EQUITY OPPORTUNITIES FUND, LLC

By:	NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP Sole Member

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP General Partner

By:	NEA 12 GP, LLC
General Partner

By:	* Eugene A. Trainor III Administrative Manager

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC General Partner

By:	* Eugene A. Trainor III Administrative Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC General Partner

By:	* Eugene A. Trainor III Administrative Manager

NEA 12 GP, LLC

By:	* Eugene A. Trainor III Administrative Manager

* M. James Barrett

CUSIP No. 76028H100	13G	Page 4 of 6

* Peter J. Barris

* Forest Baskett

* Ryan D. Drant

* Patrick J. Kerins

* Krishna S. Kolluri

* C. Richard Kramlich

* Charles M. Linehan

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

* Eugene A. Trainor III

*By: /s/ Shawn Conway Shawn Conway As attorney-in-fact

This Amendment No. 1 to Schedule 13G was executed by Shawn Conway on behalf of the individuals listed above pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on March 27, 2009 in connection with the Schedule 13G filing for Repros Therapeutics Inc., which Power of Attorney is incorporated herein by reference.

CUSIP No. 76028H100	13G	Page 5 of 6

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Repros Therapeutics Inc.

EXECUTED this 5th day of February, 2010

GROWTH EQUITY OPPORTUNITIES FUND, LLC

By:	NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP Sole Member

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP General Partner

By:	NEA 12 GP, LLC
General Partner

By:	* Eugene A. Trainor III Administrative Manager

NEW ENTERPRISE ASSOCIATES 12, LIMITED PARTNERSHIP

By:	NEA PARTNERS 12, LIMITED PARTNERSHIP
General Partner

By:	NEA 12 GP, LLC General Partner

By:	* Eugene A. Trainor III Administrative Manager

NEA PARTNERS 12, LIMITED PARTNERSHIP

By:	NEA 12 GP, LLC General Partner

By:	* Eugene A. Trainor III Administrative Manager

NEA 12 GP, LLC

By:	* Eugene A. Trainor III Administrative Manager

CUSIP No. 76028H100	13G	Page 6 of 6

* M. James Barrett

* Peter J. Barris

* Forest Baskett

* Ryan D. Drant

* Patrick J. Kerins

* Krishna S. Kolluri

* C. Richard Kramlich

* Charles M. Linehan

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

* Eugene A. Trainor III

*By: /s/ Shawn Conway Shawn Conway As attorney-in-fact

This Agreement was executed by Shawn Conway on behalf of the individuals listed above pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on March 27, 2009 in connection with the Schedule 13G filing for Repros Therapeutics Inc., which Power of Attorney is incorporated herein by reference.